Exhibit 99.9

RED WHITE & BLOOM BRANDS INC.

Security Classes:   Common Shares

Series 2 Convertible Preferred Shares

FORM OF PROXY

Special Meeting to be held on Thursday, May 20, 2021

This form of Proxy is solicited by and on behalf of Management.

Notes to Proxy

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the Special Meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Proxy. If you are voting on behalf of a corporation or another individual you must sign this Proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this Proxy.

This Proxy should be signed in the exact manner as the name(s) appear(s) on the Proxy.

If this Proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution overleaf. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

This Proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Special Meeting or other matters that may properly come before the Special Meeting or any adjournment or postponement thereof.

This Proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 a.m., (Vancouver time), on Tuesday, May 18, 2021, or in the case of any adjournment or postponement of the Special Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting.

VOTING METHODS
MAIL or HAND DELIVERY	National Securities Administrators Ltd. 702 - 777 Hornby Street Vancouver, BC V6Z 1S4
FACSIMILE – 24 Hours a Day	604-559-8908
EMAIL	proxy@transferagent.ca
ONLINE	As listed on Form of Proxy or Voter Information Card

If you vote by FAX, EMAIL or On-Line, DO NOT mail back this Proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail, fax or by email are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

RED WHITE & BLOOM BRANDS INC.

Appointment of Proxyholder

I/We, being holder(s) of RED WHITE & BLOOM BRANDS INC. hereby appoint: Brad Rogers, Chief Executive Officer and a Director, or, failing him, Johannes (Theo) van der Linde, Chief Financial Officer and a Director

OR	Print the name of the person you are appointing if this person is someone other than the Management Nominee listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of RED WHITE & BLOOM BRANDS INC. to be held at 810 - 789 West Pender Street, Vancouver, British Columbia  V6C 1H2 on Thursday, May 20, 2021 at 10:00 a.m., (Vancouver time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1.To consider and, if thought fit, to approve, subject to regulatory approval, a special resolution authorizing the Company to alter the articles of the Company to change the conversion date of the Series 2 Preferred Shares such that each Series 2 Shareholder shall be entitled to convert any whole number of Series 2 Preferred Shares into validly issued, fully paid and non-assessable Shares on any business day after the eighteen month anniversary of the date upon which the Series 2 Preferred Shares were issued by the Company (the “Initial Issuance Date”) and prior to the two year anniversary of the Initial Issuance Date; and

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2.To transact such further or other business as may properly come before the Special Meeting or any adjournment or adjournments thereof.	❑	❑

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Special Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

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Print Name(s) & Signing Capacity(ies), if applicable

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Date (MM-DD-YY)

THIS PROXY MUST BE DATED